UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 02, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 02 January 2026
Exhibit No. 2	Transaction in Own Shares dated 05 January 2026
Exhibit No. 3	Transaction in Own Shares dated 06 January 2026
Exhibit No. 4	Transaction in Own Shares dated 07 January 2026
Exhibit No. 5	Transaction in Own Shares dated 08 January 2026
Exhibit No. 6	Transaction in Own Shares dated 09 January 2026
Exhibit No. 7	Transaction in Own Shares dated 12 January 2026
Exhibit No. 8	Transaction in Own Shares dated 13 January 2026
Exhibit No. 9	Transaction in Own Shares dated 14 January 2026
Exhibit No. 10	Block listing Interim Review dated 14 January 2026
Exhibit No. 11	Transaction in Own Shares dated 15 January 2026
Exhibit No. 12	Transaction in Own Shares dated 16 January 2026
Exhibit No. 13	Transaction in Own Shares dated 19 January 2026
Exhibit No. 14	Transaction in Own Shares dated 20 January 2026
Exhibit No. 15	Transaction in Own Shares dated 21 January 2026
Exhibit No. 16	Transaction in Own Shares dated 22 January 2026
Exhibit No. 17	Transaction in Own Shares dated 23 January 2026
Exhibit No. 18	Transaction in Own Shares dated 26 January 2026
Exhibit No. 19	Transaction in Own Shares dated 27 January 2026
Exhibit No. 20	Transaction in Own Shares dated 28 January 2026
Exhibit No. 21	Transaction in Own Shares dated 29 January 2026
Exhibit No. 22	Transaction in Own Shares dated 30 January 2026

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 02, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

2 January 2026

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 December 2025, Barclays PLC's issued share capital consists of 13,864,768,457 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 13,864,768,457 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 2

05 January 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	02 January 2026
Number of ordinary shares purchased:	1,875,020
Highest price paid per share:	482.3000p
Lowest price paid per share:	476.0500p
Volume weighted average price paid per share:	479.9947p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,862,959,776 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,862,959,776) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5469N_1-2026-1-2.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 52,946,522 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 448.7542p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                        Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 3

06 January 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	05 January 2026
Number of ordinary shares purchased:	3,507,890
Highest price paid per share:	488.9500p
Lowest price paid per share:	481.0000p
Volume weighted average price paid per share:	484.6217p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,859,651,183 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,859,651,183) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7178N_1-2026-1-5.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 56,454,412 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 450.9829p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                        Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 4
07 January 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	06 January 2026
Number of ordinary shares purchased:	2,454,192
Highest price paid per share:	492.8000p
Lowest price paid per share:	485.6500p
Volume weighted average price paid per share:	488.9595p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,857,687,312 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,857,687,312) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8933N_1-2026-1-6.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 58,908,604 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 452.5650p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                        Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 5

08 January 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	07 January 2026
Number of ordinary shares purchased:	2,074,728
Highest price paid per share:	485.3500p
Lowest price paid per share:	479.0500p
Volume weighted average price paid per share:	481.9911p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,855,749,717 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,855,749,717) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0715O_1-2026-1-7.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 60,983,332 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 453.5661p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                        Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 6

09 January 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	08 January 2026
Number of ordinary shares purchased:	2,069,387
Highest price paid per share:	485.2000p
Lowest price paid per share:	477.8000p
Volume weighted average price paid per share:	483.2347p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,854,533,650 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,854,533,650) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2449O_1-2026-1-8.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 63,052,719 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 454.5399p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                        Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 7

12 January 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	09 January 2026
Number of ordinary shares purchased:	2,479,296
Highest price paid per share:	486.7000p
Lowest price paid per share:	481.7500p
Volume weighted average price paid per share:	484.0082p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,852,430,837 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,852,430,837) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4139O_1-2026-1-9.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 65,532,015 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 455.6547p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                        Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 8

13 January 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	12 January 2026
Number of ordinary shares purchased:	2,544,993
Highest price paid per share:	476.2000p
Lowest price paid per share:	461.7500p
Volume weighted average price paid per share:	471.5139p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,850,049,563 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,850,049,563) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5944O_1-2026-1-12.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 68,077,008 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 456.2476p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                        Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 9

14 January 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	13 January 2026
Number of ordinary shares purchased:	3,549,207
Highest price paid per share:	481.7500p
Lowest price paid per share:	475.5500p
Volume weighted average price paid per share:	478.9802p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,846,723,033 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,846,723,033) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7745O_1-2026-1-13.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 71,626,215 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 457.3741p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                        Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 10

BLOCK LISTING INTERIM REVIEW

Date:  14 January 2026

Name of applicant:	BARCLAYS PLC
Period of return:	1 July 2025 - 31 December 2025
Name of scheme:	SAYE Share Option Scheme	Barclays Group Share Incentive Plan and Barclays Global Sharepurchase Plan	Barclays Group Share Value Plan	Barclays Long Term Incentive Plan
Class of unallotted securities	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each
Balance of unallotted securities under scheme(s) from previous return:	81,870,978	44,517,628	12,825,236	20,676,400
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	58,000,000	10,000,000	20,000,000	0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	46,233,311	5,988,313	0	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	93,637,667	48,529,315	32,825,236	20,676,400
Name of contact:	Garth Wright
Telephone number of contact:	020 7116 3170

Exhibit No. 11

15 January 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	14 January 2026
Number of ordinary shares purchased:	3,545,144
Highest price paid per share:	482.3000p
Lowest price paid per share:	475.4500p
Volume weighted average price paid per share:	479.5291p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,843,359,135 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,843,359,135) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9535O_1-2026-1-14.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 75,171,359 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 458.4189p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                        Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 12
16 January 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	15 January 2026
Number of ordinary shares purchased:	2,065,985
Highest price paid per share:	487.3000p
Lowest price paid per share:	479.5500p
Volume weighted average price paid per share:	484.0307p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,841,445,552 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,841,445,552) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1397P_1-2026-1-15.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 77,237,344 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 459.1040p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 13

19 January 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	16 January 2026
Number of ordinary shares purchased:	2,060,078
Highest price paid per share:	487.6500p
Lowest price paid per share:	483.3000p
Volume weighted average price paid per share:	485.4187p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,839,850,620 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,839,850,620) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3152P_1-2026-1-16.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 79,297,422 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 459.7876p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 14

20 January 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	19 January 2026
Number of ordinary shares purchased:	2,078,625
Highest price paid per share:	484.2000p
Lowest price paid per share:	477.8000p
Volume weighted average price paid per share:	481.0871p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,837,973,110 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,837,973,110) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5096P_1-2026-1-19.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 81,376,047 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 460.3317p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                        Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 15

21 January 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	20 January 2026
Number of ordinary shares purchased:	2,504,922
Highest price paid per share:	482.0000p
Lowest price paid per share:	475.4500p
Volume weighted average price paid per share:	478.7390p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,835,850,219 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,835,850,219) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6744P_1-2026-1-20.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 83,880,969 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 460.8814p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                        Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 16

22 January 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	21 January 2026
Number of ordinary shares purchased:	2,522,940
Highest price paid per share:	479.0000p
Lowest price paid per share:	470.1000p
Volume weighted average price paid per share:	475.0654p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,833,671,348 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,833,671,348) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8571P_1-2026-1-21.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 86,403,909 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 461.2955p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                        Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 17

23 January 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	22 January 2026
Number of ordinary shares purchased:	2,467,332
Highest price paid per share:	489.9000p
Lowest price paid per share:	482.1500p
Volume weighted average price paid per share:	486.3552p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,831,397,767 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,831,397,767) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0458Q_1-2026-1-22.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 88,871,241 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 461.9913p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                        Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 18

26 January 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	23 January 2026
Number of ordinary shares purchased:	3,516,385
Highest price paid per share:	486.7500p
Lowest price paid per share:	480.3500p
Volume weighted average price paid per share:	483.4509p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,828,352,380 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,828,352,380) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2419Q_1-2026-1-23.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 92,387,626 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 462.8081p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                        Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 19

27 January 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	26 January 2026
Number of ordinary shares purchased:	2,490,976
Highest price paid per share:	484.0000p
Lowest price paid per share:	480.3500p
Volume weighted average price paid per share:	481.7389p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,826,224,680 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,826,224,680) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4360Q_1-2026-1-26.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 94,878,602 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 463.3051p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                        Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 20

28 January 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	27 January 2026
Number of ordinary shares purchased:	3,482,092
Highest price paid per share:	491.4000p
Lowest price paid per share:	484.4500p
Volume weighted average price paid per share:	488.2124p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,823,349,667 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,823,349,667) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6212Q_1-2026-1-27.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 98,360,694 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 464.1868p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                        Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 21

29 January 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	28 January 2026
Number of ordinary shares purchased:	3,509,109
Highest price paid per share:	490.3000p
Lowest price paid per share:	480.6500p
Volume weighted average price paid per share:	484.4534p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,820,303,675 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,820,303,675) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8049Q_1-2026-1-28.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 101,869,803 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 464.8849p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                        Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 22

30 January 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	29 January 2026
Number of ordinary shares purchased:	3,517,483
Highest price paid per share:	488.3000p
Lowest price paid per share:	477.7500p
Volume weighted average price paid per share:	483.3002p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,817,148,746 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,817,148,746) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9971Q_1-2026-1-29.pdf

Since the commencement of the share buy-back programme announced on 23 October 2025, the Company has purchased 105,387,286 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 465.4996p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                        Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755